Notice to ASX/LSE 24 August 2022 Rio Tinto submits improved full and fair proposal for Turquoise Hill Rio Tinto has submitted an improved non-binding proposal to the Turquoise Hill Board to acquire the approximately 49% of the issued and outstanding shares of Turquoise Hill that Rio Tinto does not currently own (the “Improved Proposal”). Under the terms of the Improved Proposal, Turquoise Hill minority shareholders would receive C$40 in cash per Turquoise Hill share. This proposal values the Turquoise Hill minority share capital at approximately US$3.1 billion and represents a: • 18% premium to Rio Tinto’s initial proposal of C$34 per share; • 56% premium to Turquoise Hill’s closing share price on the Toronto Stock Exchange on 11 March 2022, the day prior to Rio Tinto’s initial proposal; and • 109% premium to Turquoise Hill’s closing share price on the Toronto Stock Exchange prior to the January announcement of the reset of the Oyu Tolgoi relationship. Rio Tinto Chief Executive Jakob Stausholm said: “Rio Tinto believes this offer not only provides full and fair value for Turquoise Hill shareholders, but is in the best interests of all stakeholders as we work to move the Oyu Tolgoi project forward. We will continue to take a disciplined approach to capital allocation and strongly encourage the Board of Turquoise Hill to engage constructively, and to support and recommend in favour of Rio Tinto’s Improved Proposal.” Since Rio Tinto made its initial proposal on 14 March 2022, the average share price performance of Turquoise Hill’s peers1 has declined 35% in light of a deteriorating and more uncertain external environment. Furthermore, Turquoise Hill has disclosed in its latest earnings results that it needs to raise equity proceeds of more than US$1 billion to address its current estimate of funding requirements. The Improved Proposal reflects full and fair value for the Turquoise Hill minority shareholders and delivers the certainty of cash at a material premium. The Improved Proposal has the same conditions as Rio Tinto’s initial proposal, including, but not limited to, (i) the full support of and a positive recommendation by the Turquoise Hill Special Committee; (ii) no equity capital is issued by Turquoise Hill pending completion of the transaction. On Turquoise Hill’s agreement with the terms of the Improved Proposal, Rio Tinto is prepared to discuss appropriate further amendments to the updated financing arrangements between Turquoise Hill and Rio Tinto dated 18 May 2022, and provide Turquoise Hill with the necessary liquidity to operate through completion of the transaction. The Improved Proposal, which is expected to be conducted by way of a Canadian plan of arrangement, will be subject to customary closing conditions, including approval by a majority of the votes cast by Turquoise Hill minority shareholders. The Improved Proposal is not subject to any financing condition or due diligence. No agreement has been reached between Rio Tinto and Turquoise Hill, and there can be no assurance that any transaction will result from these discussions. Even if a transaction is agreed, there can be no assurances as to its terms, structure or timing. 1 Based on the simple average share price performance, between 11th March 2022 (being the last trading day immediately prior to Rio Tinto’s proposal) and 23 August 2022, of Southern Copper, Freeport, First Quantum and Lundin Mining, representing Turquoise Hill’s disclosed peer set in its most recent results presentation, however excluding OZ Minerals. EXHIBIT 99.6

Notice to ASX/LSE Page 2 of 4 Notes to editors Given Rio Tinto’s approximate 51% ownership in Turquoise Hill, the Improved Proposal will be required to follow the rules set out in Canadian Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions. This will require, among other things, a Special Committee of the Turquoise Hill Board, which will not include any Rio Tinto nominees, to assess the terms of the Improved Proposal. As part of that assessment the Special Committee will need to obtain a formal valuation of the common shares in Turquoise Hill by an independent valuator. With the Special Committee’s support, and after completion of the independent valuation and agreement between Rio Tinto and Turquoise Hill on the terms and conditions of the transaction, Turquoise Hill will schedule a meeting of its shareholders to approve the transaction. The transaction must be approved by a vote by (i) holders of 66 2/3% or more of the Turquoise Hill shares, and (ii) a majority of the Turquoise Hill minority shareholders, in each case of those shares voted at the meeting. If the Improved Proposal is successful Rio Tinto will hold a 66% interest in Oyu Tolgoi with the remaining 34% owned by the Government of Mongolia. The valuation of Turquoise Hill minority shareholdings at US$3.1 billion is based on a Canadian dollar exchange rate of US$0.771 as at 23 August 2022. Rio Tinto Canadian early warning disclosure Rio Tinto currently beneficially owns 102,196,643 common shares of Turquoise Hill, representing approximately 51% of the issued and outstanding common shares of Turquoise Hill. Rio Tinto also has anti- dilution rights that permit it to acquire additional securities of Turquoise Hill so as to maintain its proportionate equity interest in Turquoise Hill from time to time. This announcement is authorised for release to the market by, and a copy of the related early warning report may be obtained from, Rio Tinto’s Group Company Secretary. The head office of Turquoise Hill is located at 1 Place Ville-Marie, Suite 3680, Montreal, Quebec, Canada H3B 3P2. Additional disclosures This press release does not constitute an offer to buy or sell or the solicitation of an offer to sell or buy any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with registration and other requirements under applicable law. Forward-Looking Statements This press release includes “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this release, are forward-looking statements. The words “intend”, “forecast”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “pursue”, “seek” or similar expressions, commonly identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among the factors that could cause actual results to differ materially include, but are not limited to, those relating to whether any definitive offer will be made, whether the definitive offer will be accepted and approved, whether any agreement will be executed, or whether this or any other transaction will be approved and consummated. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. All information provided in this press release, including the forward-looking statements herein, speak only as of the date of this press release.

Notice to ASX/LSE Page 3 of 4 This announcement contains inside information. The person responsible for arranging the release of this announcement on behalf of Rio Tinto plc is Steve Allen, Group Company Secretary. LEI: 213800YOEO5OQ72G2R82 Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

Notice to ASX/LSE Page 4 of 4 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 Matthew Klar M+ 44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Americas Simon Letendre M +514 796 4973 Malika Cherry M +1 418 592 7293 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com